TSX: EQX NYSE-A: EQX

Equinox Gold Reports Second Quarter 2025 Gold Production of 219,122 Ounces

Greenstone Gold Mine Expecting Stronger H2, Valentine Gold Mine on Track

Canadian Cornerstone Assets Mark Inflection in Production Scale and Future Cash Flow

July 8, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce production results for the three months ("Q2") ended June 30, 2025, along with an update on construction and commissioning progress at its Valentine Gold Mine ("Valentine") in Newfoundland & Labrador, Canada, and ramp-up at its Greenstone Gold Mine ("Greenstone") in Ontario, Canada. All financial figures are in US dollars, unless otherwise indicated.

Greg Smith, CEO of Equinox Gold, commented: "Equinox Gold is at an important inflection point following the successful completion of the business merger with Calibre Mining and the updating of 2025 guidance. The transaction with Calibre Mining added a second high-quality, long-life Canadian gold mine to our portfolio and strengthened the leadership team, with Darren Hall bringing his operational expertise as President and COO. Additionally, new senior executives add extensive operating, technical and capital markets knowledge to the Equinox Gold team, and four new directors bring decades of experience to our Board.

"With Greenstone continuing to ramp up we expect a strong second half of the year and with Valentine on track that positive momentum will continue into 2026. With $406 million in cash and growing production from two new long-life Canadian gold mines, the Company is well positioned to unlock significant long-term value."

Darren Hall, President & COO of Equinox Gold, commented: "Our updated 2025 consolidated guidance of 785,000 to 915,000 ounces provides a solid foundation to build market momentum as we focus on operational excellence and deliver into expectations. The integration of assets and personnel is well underway, ensuring clarity in roles, responsibilities and accountabilities across all functions.

"Total consolidated Q2 production delivered 219,122 ounces including 51,274 ounces from Greenstone and 72,823 ounces from the Calibre Mining assets, consistent with expectations. We are implementing a comprehensive Greenstone improvement plan, commencing with the deployment of additional human capital. We are expecting continued improvements through the second half of the year.

"Valentine is progressing well, and we anticipate first ore through the mill during late August, with first gold approximately a month later. Given the seasoned construction and operating team who have significant commissioning experience, we anticipate an effective ramp up through year end and into Q1 2026."

Highlights

  Completed the business combination with Calibre Mining, creating a major Americas-focused diversified gold producer anchored by two high-quality, long-life Canadian gold mines
  Consolidated year to date gold production of 401,211 ounces, excluding Los Filos and Castle Mountain
    Q1: 182,089 ounces, including 44,449 ounces from Greenstone and 71,539 ounces from the Calibre assets
    Q2: 219,122 ounces, including 51,274 ounces from Greenstone and 72,823 ounces from the Calibre assets
  Cash and equivalents of $406 million at June 30, 2025
  Valentine on schedule and forecast for first ore through the mill during late August
  Exploring across the portfolio with 250,000 metres of discovery and resource expansion drilling underway
  Discovery drilling at the Valentine Gold Mine: drilling at the Frank Zone has been traced over 1 kilometre along strike and 500 metres deep; results include: 2.43 grams per tonne ("g/t") gold over 172.8 metres estimated true width ("ETW"), including 3.84 g/t gold over 90.1 metres ETW, 2.12 g/t gold over 95.4 metres ETW, 2.26 g/t gold over 78.3 metres ETW, 3.08 g/t gold over 48.2 metres ETW and 1.94 g/t gold over 36.4 metres ETW (see Calibre Mining news release dated February 11, 2025)

Valentine Update

  Final plant commissioning well underway
  First ore through the plant by the end of August
  All operations leadership positions fully staffed

Valentine Primary Conveyor and Stockpile Building (June 2025)

Valentine Mining Activity (June 2025)

Valentine SAG and Ball Mill (June 2025)

Valentine Process Plant (June 2025)

Q2 2025 Conference Call Details

Equinox Gold will release its unaudited financial and operating results for the three and six months ended June 30, 2025, on Wednesday, August 13, 2025, after market close. The Company will host a conference call and webcast to discuss the results the following morning on Thursday, August 14, 2025, commencing at 7:30am PT (10:30am ET). The webcast will be available for replay on Equinox Gold's website until February 14, 2026.

Conference call

Toll-free in U.S. and Canada: 1-833-752-3366

International callers: +1 647-846-2813

Webcast login

Equinox Gold | Financials

Qualified Person

The scientific and technical information contained in this news release was approved by David Schonfeldt, P. Geo., VP Mine Geology for Equinox Gold and a "Qualified Person" under National Instrument 43-101.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King

Senior Vice President, Capital Markets and Strategy

T: 778.998.3700

E: Ryan.King@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Notes & Forward-looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance; successful integration of Calibre Mining's team and assets into Equinox Gold; the Company's ability to successfully ramp-up production at Greenstone to design capacity; the Company's ability to successfully complete construction and commissioning at Valentine and timing of first gold pour; the Company's ability to deliver long-term value for shareholders; and the timing for release of the Company's Q2 2025 financial and operating results. Forward-looking Information is generally identified using words like "will", "anticipate", "improve", "grow", "expect", "on track", "continue", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; availability of funds for the Company's projects and future cash requirements; ramp-ups at Greenstone and Valentine being completed and performed in accordance with current expectations; expansion projects at Aurizona and Castle Mountain being completed and performed in accordance with current expectations; the results of exploration programs; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on I Forward-looking Information contained in this news release.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled "Risk Factors" in Calibri's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.